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January 23, 2008

Mark A. von Bergen
(503) 243 5874
FILED VIA EDGAR		mark.vonbergen@hklaw.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
     Attn:      John Stickel, Attorney

Re:	Converted Organics Inc.
Post-Effective Amendment No. 2 to Form SB-2
Filed January 15, 2008
SEC File No. 333-135174
Dear Mr. Stickel:
          On behalf of Converted Organics Inc., a Delaware corporation (the “Company”), we submit the following response to the Division’s letter of January 23, 2008 regarding Post-Effective Amendment No. 2 to Form SB-2. For your convenience, we have reproduced the comment from your letter and our response follows the comment.
General
1.	We note that you have not previously amended the Form SB-2 to update the financial statements, since its effective date of February 12, 2007. Please provide us a letter confirming that you have not sold securities under the Form SB-2 during any periods when current financial statements would have been required pursuant to Section 10(a)(3) of the Securities Act of 1933.
          This letter confirms that the Company has not sold securities under the Form SB-2 during any periods when current financial statements would have been required pursuant to Section 10(a)(3) of the Securities Act of 1933.

Very truly yours, HOLLAND & KNIGHT LLP Submitted via Edgar Mark A. von Bergen

cc:	Edward J. Gildea, Converted Organics